SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-19369
                                                                         -------

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [  ] Form 11-K   [  ] Form 20-F
              [ ] Form 10-Q   [  ] Form N-SAR

For Period Ended: May 31, 1997
                  ------------

[ ]    Transition Report on Form 10-K     [ ]    Transition Report on Form 10-Q
[ ]    Transition Report on Form 20-K     [ ]    Transition Report on Form N-SAR
[ ]    Transition Report on Form 11-K

For the Transition Period Ended: N/A
                                 ---

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                        ---

                                     Part I
                             REGISTRANT INFORMATION


Full name of registrant: Little Switzerland, Inc.
                         ------------------------

Former name (if applicable): N/A
                             ---

Address of principal executive office (Street and number):
161-B Crown Bay Cruise Ship Port
--------------------------------

City, State and Zip Code: St. Thomas, USVI 00802
                          ----------------------

                                     Part II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[X]      (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
         or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    Part III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Annual Report on Form 10-K for the period ended May 31, 1997 cannot be filed within the prescribed time period because the Company's independent auditors, Arthur Andersen LLP, have not yet completed their audit of the Company's consolidated financial statements for the year ended May 31, 1997. During the audit of the consolidated financial statements for the year ended May 31, 1997, management of the Company advised Arthur Andersen LLP that certain transactions may have been recorded in error on the books of the Company. The Company at that time engaged Arthur Andersen LLP to assist in the evaluation of the possible impact of this matter on the Company's previously and currently reported consolidated financial statements. As of the date hereof, Arthur Andersen LLP is in the process of assisting management in completing an evaluation and review of this matter. Because the possible impact of this matter on the Company's previously and currently reported consolidated financial statements has not been finally determined, the audit of the Company's consolidated financial statements for the fiscal year ended May 31, 1997 has not been completed, and the Company's Annual Report on Form 10-K for such fiscal year cannot be filed within the prescribed time period.


                                     Part IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Ronald J. Lataille, (809) 776-2010

         (2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attachment.
                                                   --------------



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                            LITTLE SWITZERLAND, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date:    August 29, 1997            By:   /s/ Ronald J. Lataille
         ---------------                ------------------------
                                        Ronald J. Lataille
                                        Vice President, Chief Financial Officer
                                        and Treasurer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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                        [Arthur Andersen LLP Letterhead]




August 29, 1997

Securities and Exchange Commission
Washington, D.C. 20549

Re:      Annual Report on Form 10-K of Little Switzerland, Inc.

Dear Sirs/Madams:

Pursuant to Rule 12b-25(c) of the Securities Exchange Act of 1934, the undersigned hereby provides the Securities and Exchange Commission with a statement of the specific reasons why we are not able to supply on or before August 29, 1997 the audit report required to be included in the Annual Report on Form 10-K of Little Switzerland, Inc. (the Company) for the period ended May 31, 1997.

The undersigned, the independent auditors of the Company, have not yet completed their audit of the Company's consolidated financial statements for the year ended May 31, 1997. During the audit of the consolidated financial statements for the year ended May 31, 1997, management of the Company advised us that certain transactions may have been recorded in error on the books of the Company. The Company has engaged us to assist in the evaluation and review of the possible impact, if any, on the Company's previously and currently reported consolidated financial statements. Because the aforementioned evaluation and review has not been completed, the audit of the Company's consolidated financial statements for the year ended May 31, 1997 has not been completed and the Company's Form 10-K has not been filed.

                                                     /s/ Arthur Andersen LLP
                                                     Arthur Andersen LLP

Boston, Massachusetts
August 29, 1997





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                            LITTLE SWITZERLAND, INC.
                                FILE NO. 0-19369
                                   FORM 12b-25

                               PART IV ATTACHMENT


         The Company is unable to anticipate whether any significant change in results of operations for the fiscal year ended May 31, 1997 from the fiscal year ended June 1, 1996 will be reflected by the earnings statements to be included in the Annual Report on Form 10-K for the year ended May 31, 1997. As stated in Part III above, Arthur Andersen LLP is engaged in an evaluation and review of the impact, if any, on the Company's previously and currently reported consolidated financial statements of certain transactions that may have been recorded in error on the books of the Company. As of the date hereof, Arthur Andersen LLP is in the process of assisting management in completing an evaluation and review of this matter. Because the possible impact of this matter on the Company's previously and currently reported consolidated financial statements has not been finally determined, the audit of the Company's consolidated financial statements for the fiscal year ended May 31, 1997 has not been completed. Accordingly, the Company is unable to determine whether any significant change in results will occur or to complete a reasonable estimate of the results.